UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Cytonics Corp

(Exact name of issuer as specified in its charter)

Florida	20-8883869
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

658 W. Indiantown Road Suite 214 Jupiter, Florida 33458

(Full mailing address of principal executive offices)

(561) 406-2864

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report on Form 1-SA of Cytonics Corp, a Florida corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our”, “ours” or the “Company” refer to Cytonics Corp, a Florida corporation, and its wholly owned subsidiary. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual report.

General

Cytonics Corp was formed on July 19, 2006 as a Florida corporation, under the name Gamma Spine, Inc. and was renamed Cytonics Corporation on April 17, 2007. The Company was formed for the purpose of researching, developing, marketing and distributing analytic tools used to detect biomarkers associated with certain diseases referred to as “assays,” therapeutic drugs, and related instruments and disposables related to musculoskeletal diseases. We are a development stage research company dedicated to developing therapeutics based on the naturally-occurring protease inhibitor alpha-2-macroglobulin (A2M), a blood serum protein that has known cartilage-protecting effects and could potentially serve as a treatment for osteoarthritis. To this end, we have developed a number of diagnostic and therapeutic products aimed at treating joint pain and inflammation.

Our mission is to improve people’s lives by limiting the progression of chondral pathology, which is bone and cartilage degeneration, which leads to disabling pain, inflammation, and the development of arthritis. Our strategy has been to leverage the unique molecular characteristics of A2M to develop autologous (“self-derived”) and synthetic (manufactured in a laboratory) therapeutics. We have developed two autologous A2M therapies and have out-licensed the drugs to medical device distributors in the human and veterinary orthopedic markets. Our current focus is on the development of a synthetic A2M variant (“CYT-108”) that can be synthesized in a laboratory and purchased “off-the-shelf,” and can be delivered in high concentrations to damaged and inflamed joints by an orthopedist. We seek to maximize the value of the drugs we discover by putting them in the hands of leading pharmaceutical companies with late-stage development, commercialization and marketing expertise.

Results of Operations

The following discussion of results of operations refers to the semi-annual period ended June 30, 2025 compared to June 30, 2024.

For the semi-annual periods ended June 30, 2025 and 2024, we generated revenues of $130,000 and $170,002, respectively, and reported net losses of $4,420,243 and $2,564,000, respectively, and negative cash flow from operating activities of $1,651,711 and $1,101,405, respectively. As of June 30, 2025, we had stockholders’ equity of approximately $1,851,442.

Revenues

Our revenues totaled $130,000 and $170,002 for the semi-annual period ended June 30, 2025 and 2024, respectively. The decrease is due to a contractual amendment reducing by $6,667 per month the monthly royalty from our largest customer.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses totaled $2,234,201 and $1,265,107 for the semi-annual period ended June 30, 2025 and 2024, respectively. The reason for the increase in these expenses was primarily due to a $857,852 increase in stock-based compensation, a $68,251 increase in marketing and trade shows, a $62,324 increase in dues and subscriptions and a $21,275 increase in regulatory fees, partially offset by a $78,049 decrease in bad debt expense.

Professional Fees

Professional fees totaled $421,705 and $343,732 for the semi-annual period ended June 30, 2025 and 2024, respectively. These expenses included legal, accounting and auditing expenses.  The increase was primarily attributable to a $96,795 increase in consulting fees.

Research and Development Expenses

Research and development expenses totaled $1,755,584 and $819,724 for the semi-annual period ended June 30, 2025 and 2024, respectively. The increase in the research and development expenses was attributable to the Phase 2 clinical trial.

Interest Expense

Interest expense totaled $0 and $205,840 for the semi-annual period ended June 30, 2025 and 2024, respectively. The decrease in interest expense resulted from the elimination of all notes payable in 2024 (through a combination of cash payments and conversions to common shares).

Net Loss

Net loss totaled $4,420,243 and $2,564,000 for the semi-annual period ended June 30, 2025 and 2024, respectively. The primary reasons for the increase in loss were the increase in selling, general and administrative expenses and research and development expenses, as discussed above.

Liquidity and Capital Resources

We have primarily financed our operations through the sale of unregistered equity, promissory notes and warrants.  As of June 30, 2025, our Company had cash totaling $2,562,193.

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses. Although we believe that we have access to capital resources, there are no commitments in place for new financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to: (a) fund operations; and (b) to continue research and development. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to: (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to pay liabilities; or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our shareholders losing all of their investment in our Company.

Cash provided by financing activities for the semi-annual period ended June 30, 2025 totaled $1,791,040. Such amount was from our Regulation A+ equity crowdfunding.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends

For the six months ended June 30, 2025, compared with the same period in 2024, the Company’s most significant developments were financial and clinical in nature. The Company successfully completed its Phase 1 clinical trial of CYT-108 in April 2025, providing important safety and tolerability data that has de-risked the development program and supports progression into a planned Phase 1b/2a study. In parallel, the Company conducted a larger Regulation A+ financing in 2025, which resulted in greater investment proceeds and a stronger cash position to fund operations.

Because the Company remains in clinical development, it does not generate revenues from product sales, and traditional production, sales, and inventory metrics are not applicable. Instead, management evaluates progress through research and development milestones, regulatory interactions, and access to capital.

Research and development expenses increased in the first half of 2025 compared to the same period in 2024, reflecting continued clinical operations, regulatory consulting, and manufacturing activities related to CYT-108. General and administrative expenses remained relatively stable, although investor relations and marketing costs increased in connection with the larger Regulation A+ offering.

Looking forward, management expects research and development costs to rise further as the Company advances CYT-108 into the next stage of clinical testing. The Company anticipates additional financing will be required to support the Phase 1b/2a study and subsequent development activities. Key uncertainties that may materially affect future operating results include the timing and outcome of FDA regulatory review, the Company’s ability to raise additional capital on favorable terms, and broader conditions in the biotechnology and capital markets.

Item 2. Other Information.

None.

Item 3. Financial Statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(Unaudited)
Assets

Current assets:
Cash	$2,562,193	$2,432,955
Accounts receivable, net of allowance for credit losses of $0	50,000	50,000
Prepaid expenses and other current assets	61,528	61,222

Total current assets	2,673,721	2,544,177

Accounts receivable, non-current, net	-	-
Deferred offering costs	-	29,002
Deposit	197,520	204,754

Total assets	$2,871,241	$2,777,933

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued expenses	$1,016,799	$198,825
Accounts payable and accrued expenses - related parties	3,000	62,312
Total current liabilities	1,019,799	261,137

Notes payable, net of debt discount of $0 and $68,681, respectively	-	-

Total liabilities	1,019,799	261,137

Commitments and contingencies - See Note 6

Stockholders' equity:

Preferred Stock, $0.001 par value; 20,000,000 shares authorized
Convertible Initial Preferred Stock, $0.001 par value;
150,000 shares designated, issued and outstanding	150	150
Convertible Series A Preferred Stock, $0.001 par value; 1,500,000 shares designated;
576,190 shares issued and outstanding	576	576
Convertible Series B Preferred Stock, $0.001 par value;
6,000,000 shares designated; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series C and C-1 Preferred Stock, $0.001 par value; 10,000,000 shares designated;
8,399,558 shares issued and outstanding	8,400	8,400
Common stock, par value $0.001 per share; 50,000,000 shares authorized;
12,732,720 and 11,589,652 shares issued and outstanding, respectively	12,732	11,589
Additional paid-in capital	35,658,801	31,726,570
Subscriptions receivable	(168,394)	-
Accumulated other comprehensive income	(17,193)	(7,102)
Accumulated deficit	(33,646,205)	(29,225,962)

Total stockholders' equity	1,851,442	2,516,796

Total liabilities and stockholders' equity	$2,871,241	$2,777,933

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

	For the Six Months Ended
	June 30,
	2025	2024
Revenues:
Royalty revenues	$130,000	$170,002
Total revenues	130,000	170,002

Operating expenses:
Research and development expense	1,755,584	819,724
Payroll expense	154,893	111,283
Selling, general and administrative expenses	2,234,201	1,265,107
Professional fees	421,705	343,732
Total operating expenses	4,566,383	2,539,846

Loss from operations	(4,436,383)	(2,369,844)

Other income (expense):
Interest income	16,140	11,684
Interest (expense)	-	(205,840)
Total other (expense), net	16,140	(194,156)

Net loss before income taxes	(4,420,243)	(2,564,000)

Provision for income taxes	-	-

Net loss	$(4,420,243)	$(2,564,000)

Other comprehensive income:
Foreign currency translation adjustment	(10,091)	(3,620)

Comprehensive loss	$(4,430,334)	$(2,567,620)

Net loss per share:
Basic and diluted	$(0.37)	$(0.25)

Weighted average number of common shares outstanding:
Basic and diluted	11,991,752	10,268,781

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Initial Convertible		Series-A Convertible		Series-B Convertible		Series-C and C-1 Convertible				Additional		Accumulated Other
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-In	Subscription	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Income	Deficit	Total
Balance - December 31, 2024	150,000	$150	576,190	$576	2,574,865	$2,575	8,399,558	$8,400	11,589,652	$11,589	$31,726,570	$-	$(7,102)	$(29,225,962)	2,516,796
Issuance of common shares and options for cash, net of issuance costs	-	-	-	-	-	-	-	-	1,143,068	1,143	1,929,289	(168,394)	-	-	1,762,038
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	2,002,942	-	-	-	2,002,942
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(10,091)	-	(10,091)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,420,243)	(4,420,243)
Balance - June 30, 2025 (unaudited)	150,000	$150	576,190	$576	2,574,865	$2,575	8,399,558	$8,400	12,732,720	$12,732	$35,658,801	$(168,394)	$(17,193)	$(33,646,205)	$1,851,442

Balance - December 31, 2023	150,000	$150	576,190	$576	2,574,865	$2,575	5,439,376	$5,440	10,266,391	$10,266	$25,219,168	$-	$19,231	$(24,699,041)	558,365
Common shares issued for services rendered	-	-	-	-	-	-	-	-	18,913	19	19,445	-	-	-	19,464
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	2,220,458	2,220	-	-	2,708,943	-	-	-	2,711,163
Stock options issued with debt	-	-	-	-	-	-	-	-	-	-	37,894	-	-	-	37,894
Issuance of common shares and options for cash	-	-	-	-	-	-	-	-	1,304,348	1,304	1,498,696	-	-	-	1,500,000
Issuance of preferred shares upon conversion of convertible notes and accrued interest	-	-	-	-	-	-	208,422	208	-	-	383,292	-	-	-	383,500
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	1,145,090	-	-	-	1,145,090
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(3,621)	-	(3,621)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,564,000)	(2,564,000)
Balance - June 30, 2024 (unaudited)	150,000	$150	576,190	$576	2,574,865	$2,575	7,868,256	$7,868	11,589,652	$11,589	$31,012,528	$-	$15,610	$(27,263,041)	$3,787,855

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended
	June 30,
	2025	2024
Cash Flows From Operating Activities:
Net loss	$(4,420,243)	$(2,564,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses	-	78,049
Amortization of debt discount	-	106,575
Stock-based compensation	2,002,942	1,164,554
Changes in operating assets and liabilities:
Accounts receivable	-	(25,192)
Prepaid expenses and other current assets	(306)	(36,825)
Deposit	7,234	4,101
Accounts payable and accrued expenses	758,662	171,333
Net cash used in operating activities	(1,651,711)	(1,101,405)

Cash Flows From Financing Activities:
Proceeds from issuance of common shares and warrants	1,762,038	-
Deferred offering costs	29,002	-
Proceeds from issuance of convertible notes	-	100,000
Repayments of convertible notes	-	(50,000)
Proceeds from issuance of preferred shares, net of offering costs	-	2,661,181
Net cash provided by financing activities	1,791,040	2,711,181

Effect of exchange rate changes on cash	(10,091)	(3,621)

Net increase (decrease) in cash	129,238	1,606,155

Cash at beginning of period	2,432,955	602,933

Cash at end of period	$2,562,193	$2,209,088

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$-	$15,000
Cash paid for taxes	$-	$-

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Portion of equity instruments issued for subsciptions receivable	$-	$1,549,982
Issuance of preferred shares upon conversion of convertible notes and accrued interest	$-	$383,500
Issuance of stock options with debt	$-	$37,894

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NOTE 1        NATURE OF BUSINESS

Overview

Cytonics Corporation (the “Company”) is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

NOTE 2        GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

During the six months ended June 30, 2025, the Company sustained a net loss of $4,420,243 and had net cash used in operating activities of $1,651,711. As of June 30, 2025, the Company had an accumulated deficit of $33,646,205. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from royalties for the licensing of its products. During the six months ended June 30, 2025, the Company received proceeds of $1,762,038, net of direct offering costs, from the sale of common shares and warrants.

Management’s plans regarding these matters include the raising of additional funding through investments by strategic partners and from private and public sales of securities to fund its operations and its research and development activities. The Company expects to incur net losses until such time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity. The Company’s ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

The outcome of management’s plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) necessary to present fairly the consolidated results of operations and cash flows for the six months ended June 30, 2025 and 2024 and the consolidated balance sheet at June 30, 2025 have been made. The Company’s results of operations for the six months ended June 30, 2025 are not necessarily indicative of the operating results to be expected for the full fiscal year ending December 31, 2025.

Certain information and disclosures normally included in the notes to the Company’s annual audited consolidated financial statements have been condensed or omitted from the Company’s interim unaudited condensed consolidated financial statements. Accordingly, these interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2024. The December 31, 2024 balance sheet is derived from those statements.

Foreign Currency

The functional and reporting currency of our wholly-owned subsidiary is the Australian Dollar (AUD), which is the primary currency in which it operates. Since the functional currency is not the U.S. dollar, the Company recognizes a cumulative translation adjustment created by the different exchange rates applied to current period income or loss and the balance sheet. For the Australian subsidiary, we utilize the average (of the beginning and end of the year) functional exchange rate to translate its statements of operations, the year end functional exchange rate to translate its balance sheet and the specific historical functional exchange rate to translate equity transactions.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the AUD, the functional currency of our subsidiary. Transaction gains and losses are recognized in Other income (expense), net, in the consolidated statements of operations. For the six months ended June 30, 2025 and 2024, the Company recorded a net foreign currency transaction gain(loss) of $(1,141) and $12, respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company’s most significant estimates include the allowance for credit losses, fair value of stock-based compensation, the fair value of stock options issued with convertible notes and notes payable, and the valuation allowance on deferred tax assets.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cytonics Corporation and its wholly-owned subsidiary Cytonics Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Reclassifications

Certain amounts in the accompanying 2024 financial statements have been reclassified to conform to the 2025 presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at June 30, 2025 and December 31, 2024.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Accounts Receivable and Allowance for Credit Losses

The Company adopted ASC 326 “Financial Instruments – Credit Losses” on January 1, 2023. The Company recognizes an allowance for credit losses on accounts receivable and other receivables in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer’s ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. At June 30, 2025 and December 31, 2024, no allowance for credit losses relating to the Company’s accounts receivable was deemed necessary. Accounts receivables that are expected to be received within the period of one year are classified as current. Non-current account receivables are receivables outstanding and expected to be received after the period of one year and are reflected at their present value using a discount rate of 5%.

Australian Goods and Services Tax (“GST”)

Revenues, expenses and balance sheet items are recognized net of the amount of GST, except payable and receivable balances which are shown inclusive of GST. The GST incurred is payable on revenues to, and recoverable on purchases from, the Australian Taxation Office.

Cash flows are presented in the statements of cash flow on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

As of June 30, 2025 and December 31, 2024, the Company was owed $9,425 and 53,127, respectively, from the Australian Taxation Office, which is included in Prepaid expenses and other current assets.

Intangible Assets

The Company’s intangible assets include seven U.S. patents (US 10,265,388, US 11,040,092, US 10,940,189, US 9,352,021, US 9,498,514, US 10,400,028, US 10,889,631), three U.K. patents (GB2501611, GB2503131, and GB2522561), two European patents (EP 2827882 and EP 3221341; each of which is validated in FR, DE, and GB), one Canadian patent (CA 2865170), two Australian patents (AU 2013222414, AU 2015349782), and one Japanese patent (JP 6861152). The Company also has five additional related pending patent applications. The cost of issued patents is capitalized and amortized over the life of the patents, which is 20 years from the earliest filing date of the non-provisional or PCT application to which priority is claimed. The costs of patent in development are expensed as they are incurred. The unamortized costs associated with previously capitalized patents that have expired or been abandoned are written off.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. The Company had no impairment of intangible assets for the six months ended June 30, 2025 and 2024.

Revenue Recognition

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control or access to the Company’s licenses or the performance of services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, optionally, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company’s functional intellectual property (IP). The Company’s performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts. For contracts whereby customer payments shall be received over time, at the time of contract execution, the Company applies an implied discount to the license fees in order to calculate the net present value of the contractual payments.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers’ creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financing component is subsequently recognized as interest income over the payment term.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers’ ability to generate sales. The Company’s contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a.	The subsequent sale or usage occurs.
b.	The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any implied discounts to net present value.

Except for the estimate of the discount rate applied to license fees to be received over a period of years, the Company’s contracts do not include multiple performance obligations or variable consideration. Since the Company’s revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company’s functional intellectual property. The executed contract required a $450,000 nonrefundable license fee from the customer, payable to the Company as follows: (i) $50,000 upon execution of the contract in May 2020; and (ii) $80,000 on January 1 of each of the next five years through 2025. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. On January 1, 2024, the customer failed to make the $80,000 installment payment due. Subsequently, on July 19, 2024, the contract was amended whereby the customer agreed to immediately make the past due $80,000 installment payment, which it did pay to the Company, and the Company waived the final $80,000 installment due January 1, 2025, which was recorded as a provision for credit losses and included in selling, general and administrative expenses in the accompanying statements of operations and comprehensive loss. In addition, the monthly royalty was decreased from $21,667 per month to $15,000 per month for the remainder of the contract through 2029.

As of June 30, 2025 and December 31, 2024, the remaining nonrefundable fee due from the customer was $0.

During the six months ended June 30, 2025 and 2024, the Company recognized revenue from MGRs of $130,000 and $170,002, respectively, which is presented on the statement of operations as royalty revenues.

	For the Six Months Ended
	June 30,
	2025	2024
APIC[1] and VET[2] Royalties	$130,000	$170,002
Total Revenues	$130,000	$170,002

1 APIC stands for Autologous Protease Inhibitor Concentrate

2 Royalty income from Veterinary Market

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company’s research and development expenses involves costs associated with (i) entering R&D collaboration agreements with third party contractors to manufacture and develop Cyt-108 through upcoming clinical trials; and (ii) other costs incurred in the development of intellectual property. The third party contractors include, but are not limited to, contract research organizations, contract drug manufacturing organizations, investigational sites and consultants. Costs incurred in connection with research and development activities are expensed as incurred.

In accordance with ASC 730-10, “Research and Development-Overall,” research and development costs are expensed when incurred. Total research and development costs for the six months ended June 30, 2025 and 2024 were $1,755,584 and $819,724, of which $380,656 and $819,724, respectively, was incurred by the Australian subsidiary.

The Company may apply for research and development tax concessions with the Australian Taxation Office, under the Research and Development Tax Incentive (“RDTI”) Program, on an annual basis. Although the amount is possible to estimate at year end, the Australian Taxation Office may reject or materially alter the claim amount. Accordingly, the Company does not recognize the benefit of the claim amount until cash receipt since collectability is not certain until such time. The tax concession is a refundable credit. If the Company has net income, then the Company can receive the credit which reduces its income tax liability. If the Company has net losses, then the Company may still receive a cash payment for the credit, however, the Company’s net operating loss carryforwards are reduced by the gross equivalent loss that would produce the credit amount when the income tax rate is applied to that gross amount. The concession is recognized as a tax benefit, in operations, upon receipt. Under the RDTI Program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash.

During the six months ended June 30, 2025 (the fiscal year end for the subsidiary), the Australian subsidiary incurred an aggregate of $380,656 of research and development expenditures.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	For the Six Months Ended
	June 30,
	2025	2024
Options	10,510,494	6,854,891
Convertible preferred shares	15,061,668	14,530,366
Total potentially dilutive shares	25,572,162	21,385,257

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for interest and penalties relating to income taxes, if any, in “income tax expense” in its consolidated statements of operations and include accrued interest and penalties within “accrued liabilities” in its consolidated balance sheets, if applicable. For the six months ended June 30, 2025 and 2024, no income tax related interest or penalties were assessed or recorded.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from the determination of net income (loss).

Segment reporting

The Company operates as a single operating segment as a research and development company that is developing therapies and diagnostics for back and joint pain. In accordance with ASC 280 – “Segment Reporting”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report annually selected segment information and entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similarities in economic characteristics such as nature of services; and procurement processes. All revenues and expenses as reflected in the accompanying consolidated statements of operations and comprehensive loss, and all assets and liabilities as reflected in the accompanying consolidated balance sheets are allocated to the one segment.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on accounting for convertible debt instruments by removing the separation models for: (1) convertible debt with a cash conversion feature; and (2) convertible instruments with a beneficial conversion feature. As a result, the Company will not separately present in equity an embedded conversion feature in such debt. Instead, we will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. We expect the elimination of these models will reduce reported interest expense and increase reported net income for the Company’s convertible instruments falling under the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. ASU 2020-06 became effective for the Company on January 1, 2024. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. On November 15, 2019, the FASB delayed the effective date of Topic 326 for certain small public companies and other private companies until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities. ASU 2016-13 became effective for the Company on January 1, 2023. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the consolidated financial statements.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 4 — DEPOSIT

In December 2023, the Company contracted with Southern Star Research (“Southern Star”), an Australian Contract Research Organization (“CRO”), for research and development services related to the Phase 1 clinical trial. Southern Star required a deposit equal to 20% of the statement of work (totaling approximately 1,5000,000 AUD). The research and development services are expected to be completed in 2025, at which time the deposit shall be utilized to pay any remaining amounts due under the statement of work, with and any remaining deposit returned to the Company. Accordingly, the Company provided Southern Star with a deposit of $197,520 and $204,754, which is reflected as a non-current asset on the accompanying consolidated balance sheet as of June 30, 2025 and December 31, 2024, respectively.

NOTE 5 — NOTES PAYABLE

2023 Notes

During October 31, 2023 through December 21, 2023, the Company issued convertible promissory notes having an aggregate face value of $245,000 along with 5-year stock options to purchase an aggregate of 245,000 common shares at $2.30 per share in exchange for proceeds of $245,000. As a result of the issuance of the common stock options, an aggregate amount of $72,217 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

2024 Note

On January 11, 2024, the Company issued a convertible promissory note having a face value of $100,000 (the “2024 Note") along with 5-year stock options to purchase an aggregate of 100,000 common shares at $2.30 per share in exchange for proceeds of $100,000. As a result of the issuance of the common stock options, $28,876 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

The 2023 and 2024 convertible notes bear interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the respective date of each note.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing”), then the 2023 Notes and Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing”), then 50% of the 2024 Note and 50% of the Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

At any time after 12 months from the issue date, the Company has the right to prepay the note whereby the Holder will be entitled to receive their principal plus Full Interest. Prior to repayment, the investors shall be given a 10-day notice and the option to convert the outstanding principal amount of the 2023 Notes plus the Full Interest at a 20% discount to the current share price of $2.30 per share of Preferred Series C Stock.

A Qualified Financing occurred on May 28, 2024. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000 of principal) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000 of principal) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

During the six months ended June 30, 2025 and 2024, the Company amortized $0 and $106,575 of debt discount to interest expense, and recognized $0 and $99,265 of interest expense, respectively, in the statements of operations. As of June 30, 2025 and December 31, 2024, the carrying value of the convertible notes was $0.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At June 30, 2025, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

NOTE 7 — STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share.

In January 2024, the Company reissued 25,000 shares of Common Stock that had been previously canceled in 2023.

On May 28, 2024, the Company entered into a letter of intent to sell 1,304,348 shares of Common Stock and 1,500,000 five-year stock options to purchase shares of Common Stock at $1.15 per share in exchange for a subscription receivable of $1,500,000, which was received on July 19, 2024.

In June 2024, 18,913 shares of Common Stock, having a fair value of $19,464, were issued to a consultant for services rendered.

On March 27, 2025, the Company initiated a Common Stock Offering (the “2025 Offering”) expiring August 27, 2025 which resulted in gross proceeds of $3,025,866. The Company issued 1,143,068 shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 25%, based on predetermined schedule of the amount and timing of shares purchased, and options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that are fully vested on issuance and are exercisable over ten years. The 2025 Offering generated $1,762,038 of proceeds (net of subscriptions receivable of $168,394), net of $219,295 for directly attributable brokerage costs and $876,139 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital. See also Note 9.

On June 30, 2025 and December 31, 2024, the Company had 12,732,720 and 11,589,652 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company’s outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company’s outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of June 30, 2025 and December 31, 2024, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

In January 2024, the Company reissued 12,500 shares of Convertible Series A Preferred Stock that had been previously canceled in 2023.

As of June 30, 2025 and December 31, 2024, the Company had 576,190 shares of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,304,760 in aggregate). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of June 30, 2025 and December 31, 2024, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

During the period from January 16, 2024 through June 19, 2024, the Company initiated a Series C Preferred Stock Offering (the “1st 2024 Offering”) which resulted in gross proceeds of $3,639,659. The Company issued 2,220,458 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 1st 2024 Offering generated $2,711,163 of proceeds, net of $323,511 for directly attributable brokerage costs and $604,985 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 1st 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

On May 28, 2024, the Company having received gross proceeds of $2,000,000 or more, a Qualified Financing occurred, as related to the Company’s outstanding Convertible Notes. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000 of principal) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000 of principal) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

As of June 30, 2025 and December 31, 2024, the Company had 8,399,558 (7,892,442 Series C and 507,116 Series C-1) Series C Preferred shares, issued and outstanding.

The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance), (each of which is the respective “Series C Purchase Price”). All other rights and privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($15,784,882 in aggregate). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

Stock Options

In April 2007, the Company’s shareholders adopted the 2007 Stock Incentive Plan (the “2007 Plan”), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

During 2018, the Company’s Board adopted the 2018 Stock Incentive Plan (the “2018 Plan”), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

In October 2023 through December 2023, debt holders were given options to purchase an aggregate of 245,000 shares of Common Stock at an exercise price of $2.30 per share that were fully vested on issuance and are exercisable over five years (see Note 5). Stock compensation expenses for non-debt related grants during the year ended December 31, 2023 was $321,427.

In January 2024, the Company granted options to two board directors to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.150 per stock option, which vest 12,500 per quarter and are exercisable over five years. In January 2024, the Company granted options to an advisor to purchase an aggregate of 50,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.681 per stock option, which vest 4,167 per quarter and are exercisable over five years.

In June 2024, the Company canceled all outstanding and vested options (883,800 options exercisable at $2.00 per share, expiring at various dates from October 2025 through June 2028, having an aggregate fair value of $203,558 at the date of cancelation) of its Chief Executive Officer in exchange for newly granted options to purchase an aggregate of 1,760,615 shares of Common Stock at an exercise price of $1.50 per share, having a grant date fair value of $0.752 per stock option, or a total of $1,324,077, which vested immediately and are exercisable over ten years. The issuance of the new options to the Chief Executive Officer are deemed a modification of the canceled options and, accordingly, the associated expense recognized is the excess of $1,120,519 of the fair value of the newly issued options over the fair value of the options that were canceled.

In October 2024, the Company granted options to five medical advisory board members to purchase an aggregate of 1,207,510 shares of Common Stock at an exercise price of $1.21 per share, having a grant date fair value of $0.686 per stock option, or $828,010, which vest 75,469 per quarter and are exercisable over five years.

As part of the 2025 Offering, investors were given options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that were fully vested on issuance and are exercisable over ten years (see Note 7 – “Common Stock”).

In June 2025, the Company granted options to directors and officers to purchase an aggregate of: (i) 1,450,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $1.18 per stock option that vested immediately; and (ii) 100,000 shares of Common Stock at an exercise of $3.00 per share, having a grant date fair value of $1.23 that vest quarterly over one year, all of which are exercisable over ten years.

In June 2025, the Company granted options to consultants to purchase an aggregate of: (i) 36,923 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $1.18 per stock option that vested immediately; and (ii) 25,000 shares of Common Stock at an exercise of $3.00 per share, having a grant date fair value of $1.26 that vest quarterly over two years, all of which are exercisable over ten years.

In June 2025, the Company granted options to an advisor to purchase an aggregate of 621,170 shares of Common Stock at an exercise price of $1.21 per share, having a grant date fair value of $1.08 per stock option, of which 124,234 vested immediately and 496,936 vest upon various milestones being achieved, all of which are exercisable over ten years.

On June 30, 2025, the Company had options outstanding to purchase 10,510,494 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $3.00 per share.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	For the Six Months Ended
	June 30,
	2025	2024
Expected Volatility	99.9% - 107.2%	62.6% - 103.7%
Expected Term	5 - 10 years	1.5 - 5 years
Risk-Free Rate	3.79%	4.01% - 4.79%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company’s stock option activity:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining Life	Intrinsic
	Options	Price	In Years	Value
Outstanding, December 31, 2024	7,762,401	$1.23
Granted	2,748,093	$2.60
Exercised	-	$-
Forfeited/Expired	-	$-
Outstanding, June 30, 2025	10,510,494	$1.58	6.3	$4,680,554

Exercisable, June 30, 2025	8,806,987	$1.63	6.2	$3,883,605

The following table summarizes stock option information at June 30, 2025:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
	Outstanding	Average	Average	Exercisable	Average
Exercise	Number of	Exercise	Remaining Life	Number of	Exercise
Price	Options	Price	In Years	Options	Price
$0.05	800,000	$0.05	Indefinite	800,000	$0.05
$0.38	629,276	$0.38	Indefinite	629,276	$0.38
$1.00 - $1.50	5,509,295	$1.27	7.5	3,955,788	$1.29
$2.00	1,100,000	$2.00	1.7	1,075,000	$2.00
$2.30	345,000	$2.30	3.4	345,000	$2.30
$3.00	2,126,923	$3.00	10	2,001,923	$3.00
	10,510,494	$1.58	6.3	8,806,987	$1.63

The aggregate intrinsic value of outstanding stock options was $4,680,554, based on options with an exercise price less than the fair value of the Company’s common stock price of $1.723 per share as of June 30, 2025, which would have been received by the option holders had those option holders exercised their options as of that date.

The fair value of all options that vested during the six months ended June 30, 2025 and 2024 was $2,002,942 and $1,145,090, respectively. As of June 30, 2025, the Company had $852,377 of total unrecognized compensation cost related to non-vested awards granted under the 2018 Plan, which the Company expects to recognize over a weighted average period of 1.56 years.

NOTE 8 — CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in the United States in excess of the FDIC insured limit of $250,000. The Company also has cash deposits in Australia, which are insured up to 250,000AUD. On June 30, 2025 and December 31, 2024, the Company’s cash balances were in excess of federally insured amounts by $2,160,763 and $2,070,928, respectively.

Concentration of Revenues

For the six months ended June 30, 2025 and 2024, the following customers accounted for more than 10% of the Company’s net revenues:

	For the Six Months Ended June 30,
	2025	2024
Customer 1	69.2%	76.5%
Customer 2	30.8%	23.5%
Totals	100.0%	100.0%

Concentration of Accounts Receivable

As of June 30, 2025 and December 31, 2024, the following customers accounted for more than 10% of the Company's consolidated accounts receivable.

	June 30,	December 31,
	2025	2024
Customer 1	60.0%	60.0%
Customer 2	40.0%	40.0%
Totals	100.0%	100.0%

NOTE 9 — SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through September 24, 2025, the date these financial statements were available to be issued.

During July 24 through August 7, 2025, as part of the 2025 Offering that commenced March 27, 2025, two closings occurred which resulted in gross proceeds of $1,122,457. The Company issued 414,717 shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 25%, based on predetermined schedule of the amount and timing of shares purchased. The closings generated $885,391 of proceeds (net of subscriptions receivable of $62,840), net of $174,225 for directly attributable brokerage costs. These direct offering costs were recorded as a reduction of additional paid-in capital.

Item 4. Exhibits.

Index to Exhibits

Exhibit No.		Form	File No.	Exhibit	Filing Date
2.1	Third Amended and Restated Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 14, 2011.	1-A	024-11196	2.1	April 17, 2020
2.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 19, 2013.	1-A	024-11196	2.2	April 17, 2020
2.3	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 16, 2018.	1-A	024-11196	2.3	April 17, 2020
2.4	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on March 9, 2020.	1-A	024-11196	2.4	April 17, 2020
2.5	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on March 17, 2020.	1-A	024-11196	2.5	April 17, 2020
2.6	Amended and Restated Bylaws of Cytonics Corporation.	1-A	024-11196	2.6	April 17, 2020
3.1	Term Sheet for Convertible Promissory Notes issued From June 30, 2018 to October 15, 2018.	1-A	024-11196	3.1	April 17, 2020
3.2	Form of Convertible Promissory Notes issued on May 17, 2019 pursuant to Regulation CF Offering.	1-A	024-11196	3.2	April 17, 2020
3.3	Convertible Promissory Note issued to JK Garvey Investment Co., L.P. on October 31, 2019.	1-A	024-11196	3.3	April 17, 2020
4.1	Form of Subscription Agreement	1-A/A	024-12533	4.1	February 14, 2025
6.1	Cytonics 2018 Stock Option and Stock Issuance Plan.	1-A	024-12533	6.1	November 19, 2024
6.2	Form of Nonqualified Stock Option Agreement.	1-A	024-12533	6.2	November 19, 2024
6.3	Employment Agreement with Anjun (Joey) Bose dated July 22, 2024.	1-A	024-12533	6.3	November 19, 2024
6.4	Separation Agreement between the Company and Lewis Hanna	1-A	024-12533	6.4	November 19, 2024
6.5	Exclusive License Agreement for Manufacturing, Sales, Marketing and Distribution in the Veterinary Market between Cytonics Corporation and Astaria Global, LLC dated June 30, 2019.	1-A	024-12533	6.6	November 19, 2024
6.6	Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market between Cytonics Corporation and Christie Medical Holdings, LLC dated April 27, 2020.	1-A	024-12533	6.71	November 19, 2024
6.7	Exhibit G – revised July 2024 to that certain Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market between Cytonics Corporation and Christie Medical Holdings dated April 27, 2020	1-A	024-12533	6.72	November 19, 2024
6.8	Statement of Work dated September 9, 2024, between Goodwin Biotechnology, Inc. and Cytonics.	1-A	024-12533	6.8	November 19, 2024
6.9	Master Services Agreement between Cytonics and Southern Star Research Pty Ltd. dated September 13, 2023	1-A	024-12533	6.9	November 19, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

September 30, 2025	Cytonics Corp

	By:	/s/ Joey Bose
Joey Bose
Chief Executive Officer, President, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 30, 2025	/s/ Joey Bose
Joey Bose
Chief Executive Officer, President (principal executive officer and principal financial and accounting officer)

September 30, 2025	/s/ Gaetano Scuderi
Gaetano Scuderi
Founder & Chairman of the Board

September 30, 2025	/s/ Tracey Goeken
Tracey Goeken
Director

September 30, 2025	/s/ Gordon Ramseier
Gordon Ramseier
Director